TERYL RESOURCES CORP.

N E W S R E L E A S E

TERYL RESOURCES COMMENCES EXPLORATION
ON NEWLY ACQUIRED TRUST LAND, ALASKA, IN SEARCH
OF TRUE NORTH-TYPE GOLD DISCOVERY

For Immediate Release: August 14, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that an exploration program has started on its newly acquired trust land, located adjacent to its West Ridge property, Fairbanks Mining District, Alaska, having recently received work approval from the Alaska Trust Land Office.

Exploration is being conducted by the Company’s geological consultants, Avalon Development Corp., who are focused on finding another True North-type gold discovery on the Black Dome area of Teryl’s recently acquired trust land (see news release July 22, 2003). The Eldorado Fault cuts through the Black Dome, the same fault that bounds Kinross Gold’s True North gold deposit, approximately three miles northeast. The True North deposit was purchased by Kinross for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation.

Avalon field crews will sample a newly discovered old trench at Black Dome, which contains rubble composed of black carbonaceous schist cut by numerous quartz-carbonate veinlets. Most of the carbonate has been altered to a soft brown-red oxide, similar to oxide ore at the True North. The trench will be cleared of debris to sample bedrock and determine gold values to locate drill targets.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:    John Robertson
                   Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616    www.terylresources.com